August 13, 2018

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 3, 2018, the Registrant, on behalf of its series, Absolute Asset Allocator Fund and Absolute Capital Defender Fund (the “Funds”), filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934. In a telephone conversation on August 10, 2018, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: In the second paragraph under the heading “Overview and Background” on page 2, please add a discussion of Section 15(f) of the Investment Company Act of 1940, as amended.

Response: The Registrant has added the following sentence to the end of the second paragraph under the heading “Overview and Background” on page 2:

The parties to the Transaction intend to rely on Section 15(f) of the 1940 Act, which would allow Mr. Osborn to receive a monetary benefit in connection with the sale of his interest in Absolute, because the conditions for Section 15(f) have been satisfied.

Comment 2: In the section under the heading “Overview and Background” on pages 2-3, please discuss how the fees under the New Agreement compare to the Interim Advisory Agreement and Current Agreement.

Mr. Alberto Zapata August 13, 2018 Page 2

Response: The Registrant has amended the fifth paragraph under the heading “Overview and Background” on page 2 to state as follows:

The New Agreement will be identical in all material respects to the Interim Advisory Agreement and Current Agreement, except that the date of its execution, effectiveness, and expiration are changed. The fees to be charged under the New Agreement are identical the fees charged under the Interim Advisory Agreement and Current Agreement. The effective date of the New Agreement for each Fund will be the date that the respective Fund’s shareholders approve the New Agreement.

Comment 3: In the section under the heading “The Advisory Agreements” on pages 3-4, please discuss how the fees under the New Agreement compare to the Interim Advisory Agreement and Current Agreement.

Response: The Registrant notes that the Proxy Statements state that “under the Advisory Agreements, Absolute is entitled to receive, on a monthly basis, an annual advisory fee from each Fund equal to 1.00% of the respective Fund’s average daily net assets.” Currently, “Advisory Agreements” is defined to be the New Agreement and the Current Agreement. The Registrant amends the first sentence of the paragraph to state as follows:

~~Both the~~ The New Agreement, Interim Advisory Agreement and Current Agreement (collectively, the “Advisory Agreements”) provide that Absolute will continuously furnish an investment program for each Fund . . .

Comment 4: In the section under the heading “The Advisory Agreements” on pages 3-4, please disclose the aggregate amount of the investment adviser’s fee, and the amount and purpose of any material payments paid by either Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year.

Response: The Registrant has added the following paragraph after the second paragraph under the heading “The Advisory Agreements” on pages 3-4 of the Proxy Statement:

Under the Current Agreement, the net fees earned by Absolute for its advisory services to Absolute Capital Asset Allocator Fund for the fiscal year ended September 30, 2017 was $85,421. Under the Current Agreement, the net fees earned by Absolute for its advisory services to Absolute Capital Defender Fund for the fiscal year ended September 30, 2017 was $0.

Mr. Alberto Zapata August 13, 2018 Page 3

Comment 5: In the section under the heading “Information Concerning Absolute” on page 4, please name each trustee or officer of the Registrant who is also an officer, employer or shareholder of the investment adviser, if any.

Response: The Registrant has added the following sentence to the section under the heading “Information Concerning Absolute” on page 4:

None of the Trustees or officers of the Trust is an officer, employer or shareholder of Absolute. None of the Trustees or officers of the Trust had any material direct or indirect interest in any transactions or proposed transactions with Absolute during the past fiscal year.

Comment 6: In the section under the heading “Information Concerning Absolute” on page 4, please confirm no disclosure of any material interests of any trustee or officer of the Registrant over the past fiscal year is necessary.

Response: The Registrant refers to its response to Comment 5.

Comment 7: In the section under the heading “Section 15(f) of the 1940 Act” on page 4, please disclose the estimated monetary benefit to be received by the Trustees as directed by NexPoint Adviser LP v. TICC Capital Corp, 2015 U.S. Dist. LEXIS 144126 (D. Conn. Oct. 23, 2015).

Response: The Registrant respectfully declines to provide additional disclosures and believes the existing disclosure meets the requirements of the 1940 Act and Schedule 14A because NexPoint is inapposite to the Transaction. In NexPoint, the principals of the adviser who received monetary consideration from the transaction were also interested trustees of the trust and, as trustees, were voting on the approval of the new advisory agreement and recommending it to shareholders. Because that created a conflict of interest, the court found that it was relevant for shareholders to have the dollar amount of the transaction because it could be a factor in weighing the degree of the conflict of interest. Here, there is no conflict of interest as Mr. Osborn is not a Trustee and does not have a vote in approving the New Agreement. All of the Trustees are independent trustees. The dollar amount Mr. Osborn was paid is irrelevant when there is no conflict of interest. In NexPoint, the court also looked at Item 22(c)(6) of Schedule 14A in determining that the proxy should have contained the dollar amount because it requires that registrants state the approximate amount to be received by a trustee in any transaction to which the investment adviser is a party. Item 22(c)(6) does not apply here because no Trustee is receiving anything as a result of the Transaction.

Comment 8: In the section under the heading “Evaluation by the Board of Trustees” on page 5, please discuss any contingency plans considered by the Board if the New Agreement is not approved.

Mr. Alberto Zapata August 13, 2018 Page 4

Response: The Registrant refers to it disclosure in the penultimate paragraph under the heading “The Advisory Agreements” on pages 3-4 of the Proxy Statements that states “[i]f the New Agreement with Absolute is not approved by shareholders, the Board and Absolute will consider other options, including a new or modified request for shareholder approval of a new investment advisory agreement.” The Registrant respectfully declines to provide disclosures about contingency plans under the heading “Evaluation by the Board of Trustees” on page 5 as such disclosures are not required under Item 22(c)(11) of Schedule 14A.

Comment 9: For the most recently completed fiscal year, please state the aggregate amount of commissions paid to any affiliated broker and the percentage of the respective Fund’s net assets paid to such affiliated broker.

Response: The Registrant responds to Comment 9 by stating that neither Fund has any affiliated brokers. Therefore, the Registrant believes no further disclosures are necessary.

Comment 10: For the most recently completed fiscal year, please disclose any fees paid to the investment adviser, or affiliated person of the investment adviser, for services provided to either Fund and state whether those services will continue if the New Agreement is approved.

Response: The Registrant refers to its response to Comments 3 and 4, which adequately disclose that the services under the New Agreement will be identical to the services under the Current Agreement and provide the amount of fees paid to Absolute for services provided to either Fund.

Comment 11: In the section under the heading “Costs of Solicitation,” please disclose the material terms of the proxy solicitor’s contract.

Response: The Registrant has moved the second sentence under the heading “Cost of Solicitation” on page 9 of the Proxy Statement to the end of the paragraph and added the following sentence:

The proxy solicitor will prepare and mail the Proxy Statement, Notice of Special Meeting and all materials relating to the meeting to each Fund’s shareholders, and will solicit and tabulate votes of each Fund’s shareholders.

Mr. Alberto Zapata August 13, 2018 Page 5

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser